Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 10 dated November 4, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 10 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 10 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011, Supplement No. 8 dated September 20, 2011 and Supplement No. 9 dated October 4, 2011. Capitalized terms used in this Supplement No. 10 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Sabal Pavilion

On October 24, 2011, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, Sabal Pavilion, located in the Sabal Park development in Tampa Bay, Florida, for approximately $21,500,000, exclusive of customary closing costs. We will assume a interest-only mortgage loan in connection with the acquisition of Sabal Pavilion that will have a principal balance at closing of $14,700,000, maturing on August 1, 2013 and with an interest rate of 6.38%. We anticipate that the balance of the acquisition amount will be funded using the net proceeds from this offering. Sabal Pavilion is a 120,500 square foot, four-story office building constructed in 1998 that is 100% leased to Ford Motor Credit Company through March 2021 and is used as a regional call center. Ford Motor Credit Company is a subsidiary of Ford Motor Company (NYSE: F), and provides consumer auto financing through dealers of Ford, Lincoln and Mercury brand vehicles. While we anticipate this acquisition will close during the fourth quarter of 2011, the agreement to acquire the property is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.

Graben Distribution Center I

On October 27, 2011, the European JV entered into a purchase and sale agreement to acquire, subject to customary closing conditions, Graben Distribution Center I, located in Graben, Bavaria, Germany, outside of Munich. The European JV will acquire Graben Distribution Center I for approximately €54,700,000 (approximately $75,486,000 assuming an exchange rate of €1.00:$1.38, or $60,388,800 at our 80% pro rate share), exclusive of customary closing costs. We expect that our 80% pro rata share of the acquisition will be funded using the net proceeds from this offering. Graben Distribution Center I is a 1,017,868 square foot warehouse/distribution building that will be completed in the fourth quarter of 2011 and will be 100% leased to Amazon Fulfillment GmbH through April 2022. Amazon Fulfillment GmbH will use Graben Distribution Center I as a regional fulfillment center. Amazon Fulfillment GmbH lease will be guaranteed by Amazon EU S.a.r.l., Amazon.com’s primary European operating subsidiary. Amazon Fulfillment GmbH and Amazon EU S.a.r.l. are subsidiaries of Amazon.com, one of the world’s largest internet retailers. While we anticipate this acquisition will close during the fourth quarter of 2011, the agreement to acquire the property is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.

Graben Distribution Center II

On October 27, 2011, the European JV entered into a purchase and sale agreement to acquire, subject to customary closing conditions, Graben Distribution Center II, located in Graben, Bavaria, Germany, outside of Munich. The European JV will acquire Graben Distribution Center II for approximately €6,860,000 (approximately $9,466,800 assuming an exchange rate of €1.00:$1.38, or $7,573,440 at our 80% pro rata share), exclusive of customary closing costs. We expect that our 80% pro rata share of the acquisition will be funded using the net proceeds from this offering. Graben Distribution Center II is a 73,367 square foot warehouse/distribution building that we expect will be completed in the fourth quarter of 2011. Graben Distribution Center II will be adjacent to and linked, via a connector bridge, with Graben Distribution Center I. Graben Distribution Center II will be 100% leased to Deutsche Post Immobilien GmbH, conducting business under the DHL brand, through November 2021. DHL will use Graben Distribution Center II as a distribution center for goods coming from Graben Distribution Center I. Deutsche Post Immobilien GmbH is a subsidiary of Deutsche

Post AG, one of the world’s leading suppliers of mail and logistics services. While we anticipate this acquisition will close during the fourth quarter of 2011, the agreement to acquire the property is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.

1400 Atwater Drive

On October 28, 2011, we entered into a joint venture with a subsidiary of the Trammell Crow Company, or TCC, a subsidiary of CBRE Group, Inc., (NYSE: CBG) and an affiliate of the Investment Advisor, to develop 1400 Atwater Drive, located in the Atwater Business Park development in East Whiteland Township, Pennsylvania, a suburb of Philadelphia. The joint venture will develop 1400 Atwater Drive for approximately $66,422,520. We anticipate that the development will be funded using the net proceeds from this offering, but the joint venture may also fund a portion of the development from financing provided by a third party. The joint venture will pay TCC a customary fee for developing 1400 Atwater Drive equal to a percentage of the total development cost, excluding certain costs associated with the acquisition of the land for the development, construction interest and financing fees. CBRE Group, Inc. will provide a guarantee for certain of TCC’s obligations under the joint venture. We will own 95% of the joint venture through the development period and upon completion of the development, subject to certain conditions, we may purchase TCC’s 5% interest in the joint venture at which point we would own 100% of 1400 Atwater Drive.

We anticipate that 1400 Atwater Drive will consist of two, 150,000 square foot, five-story office buildings, connected by a common lobby. Upon completion, 1400 Atwater Drive will be 100% leased to Endo Pharmaceuticals, Inc. through October 2025, for use as its headquarters. Endo Pharmaceuticals, Inc. is a subsidiary of Endo Pharmaceuticals Holdings Inc. (NASDAQ: ENDP), which is a specialty healthcare solutions company focused on branded products, generic pharmaceuticals and medical devices and services. Endo Pharmaceuticals, Inc.’s lease will be guaranteed by Endo Pharmaceuticals Holdings, Inc. While 1400 Atwater Drive is expected to be completed during the first quarter of 2013, the joint venture development is subject to a number of contingencies and there can be no assurance that the development will be completed.

Aurora Commerce Center Bldg. C

On November 3, 2011, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, Aurora Commerce Center Bldg. C, located at 22100 E. 26th Avenue in Aurora, Colorado, a suburb of Denver. We will acquire Aurora Commerce Center Bldg. C for approximately $24,500,000, exclusive of customary closing costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. Aurora Commerce Center Bldg. C is a 406,959 square foot, multi-tenant warehouse/distribution building constructed in 2007 that is 100% leased. 79% of Aurora Commerce Center Bldg. C is leased to Subaru of America, Inc., a subsidiary of Fuji Heavy Industries, Ltd., through September 2019. Subaru of America, Inc. uses Aurora Commerce Center Bldg. C as its Western regional headquarters and automotive parts distribution center. While we anticipate this acquisition will close during the fourth quarter of 2011, the agreement to acquire the property is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.

Name Changes of CBRE Investors and CB Richard Ellis

The below language should be read in conjunction with your reading of our entire prospectus, with particular reference to the definitions of (i) our sponsor “CBRE Investors” first defined on page 1 of our prospectus and used throughout our prospectus (all such references to “CBRE Investors” shall mean “CBRE Global Investors, LLC”) and (ii) “CB Richard Ellis” first defined on page 2 of our prospectus and used throughout our prospectus (all such references to “CB Richard Ellis” shall mean “CBRE Group, Inc.”) .

On October 3, 2011, CB Richard Ellis Group, Inc. (NYSE: CBG) announced that it had changed its corporate name to CBRE Group, Inc., in order to align its corporate name with its industry-leading CBRE brand. On November 1, 2011, CB Richard Ellis Investors, L.L.C., our sponsor and an indirect wholly-owned subsidiary of CBRE Group, Inc., announced that it had changed its corporate name to CBRE Global Investors, Inc. in order to align its corporate name with its parent company brand.